The following FAQs were made available by Milacron Holdings Corp. to employee equity plan participants on November 8, 2019.

Filed by Milacron Holdings Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Milacron Holdings Corp.

Commission File No.: 001-37458

Milacron Equity FAQ – Merger with Hillenbrand

What will happen to my unvested Restricted Stock Units, Restricted Stock Awards and/or Performance Stock Units at the closing of the Hillenbrand transaction?

At the closing, each of your unvested Restricted Stock Units (“RSUs”), Restricted Stock Awards (“RSAs”) and/or Performance Stock Units (“PSUs”) will be canceled in exchange for the right to receive $11.80 in cash and 0.1612 shares of Hillenbrand common stock, with any fractional shares of Hillenbrand stock paid in cash (the “Merger Consideration”).

Unvested = equity awards that have not yet vested in accordance with the terms of your applicable award agreement with Milacron. All of your unvested equity awards are displayed in your Computershare online account under “Employee Grants and Awards”.

What will happen to my stock options at the closing of the Hillenbrand transaction?

At the closing, your stock options (whether vested or unvested) with a per share exercise price that is less than the value of the Merger Consideration will be canceled in exchange for the right to receive the Merger Consideration in respect of the number of shares calculated as follows: The number of shares subject to your stock options multiplied by a fraction, (i) the numerator of which is the excess of the value of the Merger Consideration over the per share exercise price of such stock options, and (ii) the denominator of which is the value of the Merger Consideration.

At the closing, your stock options (whether vested or unvested) with a per share exercise price that is equal to or greater than the value of the Merger Consideration will be canceled for no consideration.

Your outstanding stock options, if applicable, are displayed in your Computershare online account under “Employee Grants and Awards.”

What will happen to my stock appreciation rights at the closing of the Hillenbrand transaction?

At the closing, your stock appreciation rights (“SARs”) (whether vested or unvested) with a per share strike price that is less than the value of the Merger Consideration will be canceled in exchange for the right to receive an amount in cash equal to the product of (x) the excess of the value of the Merger Consideration over the per share strike price of the SARs, multiplied by (y) the number of shares of Milacron common stock subject to the SARs as of immediately prior to the closing.

At the closing, your SARs (whether vested or unvested) with a per share exercise price that is equal to or greater than the value of the Merger Consideration will be canceled for no consideration.

Your outstanding SARs, if applicable, are displayed in your Computershare online account under “Employee Grants and Awards.”

Will any withholding taxes become due with respect to my shares of Milacron common stock or other equity awards at the closing of the Hillenbrand transaction?

Yes, the closing will be a taxable event. The pre-tax Merger Consideration that you would be entitled to receive at the closing of the Hillenbrand transaction in respect of your shares of Milacron common stock or other equity awards will be taxable. Those taxes will be deducted from your proceeds. The cash portion of your proceeds will be used first to satisfy any tax withholding obligations, and if the cash portion of your proceeds is not sufficient to satisfy all tax withholding obligations, then the stock portion of your proceeds will be used to satisfy any remaining tax withholding obligations.

As a reminder, your tax withholding rate cannot be less than the standard required rate(s) or more than the highest blended tax rate. For any tax withholding increases, contact Compensation at Compensation@Milacron.com. Please consult with your personal tax advisor for any specific questions regarding the tax impact on your common stock, RSAs, RSUs, PSUs, stock options or SARs.

When and how can I expect to receive the cash portion of the Merger Consideration?

A check will be mailed from Computershare to your home address of record in Computershare within approximately 3 business days after the closing. If you do not receive your mailed check within 10 business days (or longer, if your check is being mailed outside the U.S.), please contact Computershare immediately at 1-800-621-3777.

When and how can I expect to receive the Hillenbrand stock portion of the Merger Consideration?

Within approximately 3 business days after the closing, your shares of Hillenbrand stock will be reflected in your Computershare account. You can view your account by logging into www.computershare.com/employee/us, using your current login credentials.

Who should I contact after the closing of the Hillenbrand transaction if I have questions about the cash and/or Hillenbrand stock portion of the Merger Consideration?

Contact Computershare at 1-800-621-3777.

Who do I contact if I have owned shares of Milacron stock with an outside broker (e.g., Charles Schwab, Etrade, Fidelity, etc.)?

You will need to contact your broker directly for information on receiving the Merger Consideration.

Will I continue to have access to Computershare after the closing?

Yes, all transactional information and Hillenbrand stock will be viewable and accessible in your current Computershare account.

Can I buy or sell shares of Milacron stock between now and the closing?

If you are not an “Insider” at the Company, you may buy or sell shares of Milacron stock between now and the closing. All Insiders are currently under a trading blackout and are not permitted to buy or sell shares of Milacron stock during this time.

In any event, if you hold Milacron shares in an account at Computershare, there will be restrictions imposed on your ability to make transfers. To the extent permitted, we recommend making any desired transfers before the end of the day on November 14, 2019.

Will I be able to trade/sell my Hillenbrand shares after the closing?

If you continue employment with Hillenbrand after the closing, your ability to trade/sell your Hillenbrand shares will be governed by Hillenbrand’s insider trading policy, which will be communicated to you shortly after the closing. If you do not continue employment with Hillenbrand after the closing, you will be able to trade/sell your Hillenbrand shares once you receive them after the closing, subject to any restrictions under applicable securities laws. In addition to your ability to trade and sell, you will have the ability to transfer your Hillenbrand shares into a personal brokerage account of your choosing.

Will Milacron stock (MCRN) continue to trade on the New York Stock Exchange?

Once the transaction has closed, Milacron stock (MCRN) will no longer trade.

What is Hillenbrand’s ticker symbol and where is its stock traded?

Hillenbrand stock is traded on the New York Stock Exchange with a ticker symbol “HI.”

Cautionary Statement

This communication contains statements, including statements regarding the proposed acquisition of Milacron Holdings Corp. (“Milacron”) by Hillenbrand, Inc. (“Hillenbrand”) that are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, among other things, statements relating to future sales, earnings, cash flow, results of operations, uses of cash, financings, share repurchases and other measures of financial performance or potential future plans or events, strategies, objectives, expectations, beliefs, prospects, assumptions, projected costs or savings or transactions of Hillenbrand, Milacron or the combined company following Hillenbrand’s proposed acquisition of Milacron (the “Proposed Transaction”), the anticipated benefits of the Proposed Transaction, including estimated synergies, the expected timing of completion of the transaction and other statements that are not strictly historical in nature. In some cases, forward-looking statements can be identified by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “outlook,” “guidance” and similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are not guarantees of future performance or events, and actual results or events could differ materially from those set forth in any forward-looking statement due to any number of factors. These factors include, but are not limited to: the impact of the 2017 Tax Cuts and Jobs Act, enacted by the U.S. government on December 22, 2017, on Hillenbrand’s or Milacron’s financial position, results of operations, and cash flows; the outcome of any legal proceedings that may be instituted against Hillenbrand, Milacron or any companies each may acquire; global market and economic conditions, including those related to the credit and equity markets and international trade related matters, tariffs and other trade matters; volatility of our respective investment portfolios; adverse foreign currency fluctuations; involvement in claims, lawsuits and governmental proceedings related to operations; labor disruptions; the dependence of Hillenbrand’s business units on relationships with several large providers; demand for our respective products being significantly affected by general economic conditions; increased costs or unavailability of raw materials; continued fluctuations in mortality rates and increased cremations; competition from nontraditional sources in the death care industry; any decline in the use of plastic; cyclical demand for industrial capital goods; the competitiveness of the industries in which we operate and the financial resources of our competitors; certain tax-related matters; changes to legislation, regulation, treaties or government policy, including any resulting from the current political environment; the ability of Milacron to receive the approval of Milacron’s stockholders and the ability of Milacron and Hillenbrand to satisfy the other conditions to the closing of the Proposed Transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of Hillenbrand and Milacron to terminate the merger agreement; negative effects of the announcement or the consummation of the Proposed Transaction on the market price of Hillenbrand’s and/or Milacron’s common stock and/or on their respective businesses, financial conditions, results of operations and financial performance (including the ability of Milacron to maintain relationships with its customers, suppliers and others with whom it does business); uncertainties as to access to available financing of the Proposed Transaction (including financing for the Proposed Transaction) on a timely basis and on reasonable terms; uncertainties as to the long-term value of the common stock of Hillenbrand following the merger, including the dilution caused by Hillenbrand’s issuance of additional shares of its common stock in connection with the Proposed Transaction; the impact of the additional indebtedness Hillenbrand will incur in connection with the Proposed Transaction; risks relating to the value of the Hillenbrand shares to be issued in the Proposed Transaction; significant transaction costs and/or unknown liabilities of the Proposed Transaction; the possibility that the anticipated benefits from the Proposed Transaction cannot be realized by Hillenbrand in full or at all or may take longer to realize than expected; risks related to disruption of Milacron’s management’s attention from Milacron’s ongoing business operations due to the Proposed Transaction; risks associated with contracts containing consent and/or other provisions that may be triggered by the Proposed Transaction; risks associated with transaction-related litigation; the possibility that costs or difficulties related to the integration of Milacron’s operations with those of Hillenbrand will be greater than expected; the ability of Milacron and the combined company to retain and hire key personnel; the impact of new or changes in current laws, regulatory or other industry standards, including privacy and cybersecurity laws and regulations; and events beyond Hillenbrand’s and Milacron’s control, such as acts of terrorism. There can be no assurance that the Proposed Transaction or any other transaction described above will in fact be consummated in the manner described or at all. Stockholders, potential investors and other readers are urged to consider these risks and uncertainties in evaluating forward-looking statements and are cautioned not to place undue reliance on the forward-looking statements. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, please see Hillenbrand’s and Milacron’s reports on Forms S-4, 10-K, 10-Q and 8-K filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”) and other written statements made by Hillenbrand and/or Milacron from time to time. The forward-looking information herein is given as of this date only, and neither Hillenbrand nor Milacron undertakes any obligation to revise or update it.

Additional Information and Where to Find It

In connection with the Proposed Transaction, Hillenbrand has filed with the SEC a registration statement on Form S-4 to register the shares of Hillenbrand’s common stock to be issued in connection with the Proposed Transaction. The registration statement includes a prospectus of Hillenbrand and a proxy statement of Milacron (the “proxy statement/prospectus”), and each party will file other documents regarding the Proposed Transaction with the SEC. The registration statement became effective on October 18, 2019. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THEY DO AND THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. A definitive proxy statement/prospectus has been sent to Milacron’s stockholders. Investors and security holders may obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website or from Hillenbrand or Milacron. The documents filed by Hillenbrand with the SEC may be obtained free of charge at Hillenbrand’s website at www.hillenbrand.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Hillenbrand by requesting them by mail at Hillenbrand, Inc., One Batesville Boulevard, Batesville, IN 47006, or by telephone at (812) 931-6000. The documents filed by Milacron with the SEC may be obtained free of charge at Milacron’s website at www.milacron.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Milacron by requesting them by mail at Milacron Holdings Corp., 10200 Alliance Road, Suite 200, Cincinnati, OH, 45242, or by telephone at (513) 487-5000 .

Participants in the Solicitation

Hillenbrand, Milacron and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Milacron’s stockholders with respect to the Proposed Transaction. Information about Hillenbrand’s directors and executive officers is available in Hillenbrand’s Annual Report on Form 10-K for the fiscal year ended September 30, 2018 filed with the SEC on November 13, 2018 and its definitive proxy statement for the 2019 annual meeting of shareholders filed with the SEC on January 2, 2019. Information concerning the ownership of Milacron’s securities by Milacron’s directors and executive officers is included in their SEC filings on Forms 3, 4 and 5, and additional information regarding the names, affiliations and interests of such individuals is available in Milacron’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 filed with the SEC on February 28, 2019 and its definitive proxy statement for the 2019 annual meeting of shareholders filed with the SEC on March 15, 2019. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are or will be contained in the registration statement, the proxy statement/prospectus and other relevant materials filed or to be filed with the SEC regarding the Proposed Transaction. Stockholders, potential investors and other readers should read the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from Hillenbrand or Milacron as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, or pursuant to another available exemption.